EXHIBIT 12

THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

Computation of Ratios

(In millions, except ratios)

	Twelve Months Ended December 31,
	2002	2001	2000	1999	1998
EARNINGS:

Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$176	$(1,431)	$1,401	$951	$100

Add: fixed charges	216	173	174	175	153

Income (loss) as adjusted	$392	$(1,258)	$1,575	$1,126	$253

FIXED CHARGES AND PREFERRED DIVIDENDS:

Fixed charges:
Interest expense and amortization	$117	$112	$116	$99	$75
Distributions on redeemable preferred securities	70	33	31	36	38
Rental expense(1)	29	28	27	40	40

Total fixed charges	216	173	174	175	153

Preferred stock dividend requirements	13	14	15	16	13

Total fixed charges and preferred stock dividend requirements	$229	$187	$189	$191	$166

Ratio of earnings to fixed charges(2)	1.82	—	9.03	6.43	1.65

Ratio of earnings to combined fixed charges and preferred stock dividend requirements(2)	1.71	—	8.32	5.88	1.52

(1)          Interest portion deemed implicit in total rent expense.  Amount for 1999 includes an $11 million provision representative of interest included in charge for future lease buy-outs recorded as a result of The St. Paul’s cost reduction program.  Amount for 1998 includes an $11 million provision representative of interest included in charge for future lease buy-outs recorded as a result of The St. Paul’s merger with USF&G Corporation.

(2)          The 2001 loss is inadequate to cover “fixed charges” by $1.43 billion and “combined fixed charges and preferred stock dividends” by $1.45 billion.